SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34523; File No. 812-15234

Onex Falcon Direct Lending BDC Fund, et al;

March 2, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Onex Falcon Direct Lending BDC Fund, Onex Credit Lending Partners I LP, Onex Senior Credit Fund, L.P., Onex Senior Credit II, LP, Onex Capital Solutions (Luxembourg), SCSp, Onex Capital Solutions, LP, Onex Credit High Yield Bond Fund, LP, Onex Credit HY LP, Onex Credit Proprietary Fund LP, Onex Senior Loan Opportunity Fund I, LP, Onex Structured Credit Opportunities Fund I, LP, P-O Senior Loan Opportunity Fund, LP, OCP CLO 2013-4, Ltd., OCP CLO 2014-5, Ltd., OCP CLO 2014-6, Ltd., OCP CLO 2014-7, Ltd., OCP CLO 2015-9, Ltd., OCP CLO 2015-10, Ltd., OCP CLO 2016-11, Ltd., OCP CLO 2016-12, Ltd., OCP CLO 2017-13, Ltd., OCP CLO 2017-14, Ltd., OCP CLO 2018-15, Ltd., OCP CLO 2019-16, Ltd., OCP CLO 2019-17, Ltd., OCP CLO 2020-8R, Ltd., OCP CLO 2020-18, Ltd., OCP CLO 2020-19, Ltd., OCP CLO 2020-20, Ltd., OCP CLO 2021-21, Ltd., OCP EURO CLO 2017-1 Designated Activity Company, OCP EURO CLO 2017-2 Designated Activity Company, OCP EURO CLO 2019-3 Designated Activity Company, OCP EURO CLO 2020-4 Designated Activity Company, Falcon Strategic Partners IV, LP, Falcon Strategic Partners V, LP, Falcon Structured Equity Partners, LP, Falcon Private Credit

Opportunities VI, LP, Onex Falcon Senior Credit Solutions (Luxembourg), SCSp, Onex Credit Partners, LLC, Onex Falcon Investment Advisors, LLC, Onex Credit Management LLC, Onex Credit Partners Europe LLP, Onex Credit Finance Corporation, and Onex Credit Finance II Corporation.

Filing Dates: The application was filed on June 2, 2021, and amended on October 5, 2021, and January 4, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on, March 28, 2022, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: William J. Kennedy, wkennedy@falconinvestments.com, Rajib Chanda, Rajib.Chanda@stblaw.com, and Steven Grigoriou, Steven.Grigoriou@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Jessica D. Leonardo, Senior Counsel, or Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated January 4, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at, at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary